UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
000-28539
(Commission File Number)

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DRI CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

13760 Noel Road, Suite 830

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
DRI Corporation (“DRI” or the “Company”) was unable to file the annual report on Form 10-K for the fiscal year ended December 31, 2009, within the prescribed time period because all information required to be included in the Form 10-K is not currently available and the Form 10-K is still being reviewed. The Company expects to file the Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen P. Slay	(214)	378-8992

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☑ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Attachment IV

ATTACHMENT IV
     Net Sales and Gross Profit. For 2009, net sales increased $12.0 million, or 17.1%, from $70.6 million for 2008 to $82.6 million for 2009. The increase resulted from higher sales of $4.4 million by our U.S. subsidiaries and higher sales of $7.6 million from our foreign subsidiaries. The Company’s gross profit increased $1.2 million or 5.2%, from $23.9 million in 2008 to $25.1 million in 2009. As a percentage of sales, gross profit was 33.9% of net sales in 2008 as compared to 30.4% in 2009. Of the $1.2 million net increase in gross profit, a $242,000 increase was attributable to U.S. operations and a $994,000 increase was attributable to international operations.
     Selling, General and Administrative. Selling, general, and administrative (“SG&A”) expenses for 2009 increased $1.4 million, or 8.0%, from $19.0 million for 2008 to $20.4 million for 2009. Excluding a decrease of $1.5 million due to the change in foreign currency exchange rates from 2008 to 2009, SG&A expenses increased approximately $3.0 million from 2008 to 2009. Exclusive of the decrease due to foreign currency exchange fluctuations, SG&A expenses have increased primarily due to (1) increased personnel-related expenses of approximately $1.6 million resulting from an increase in personnel as well as salary and wage increases for current employees throughout 2009, (2) increased travel expenses of approximately $223,000 and increased promotion, advertising, and business development costs of approximately $294,000, as the Company continues its efforts to market the Company on a global basis, (3) increased bank-related fees of approximately $300,000 due to (a) increased amortization of deferred finance costs resulting from the domestic debt agreements entered into in June 2008 and from additional deferred finance costs incurred in connection with amendments to those domestic debt agreements in 2009 and (b) having a full year of loan-related fees in 2009 on our domestic debt agreements entered into in June 2008 compared to having only 6 months of such fees in 2008, (4) increased compensation expense of approximately $160,000 recorded under ASC Topic 718-20 as a result of stock options issued in the third quarter of 2008 and the second quarter of 2009, (5) increased audit, accounting and tax fees of approximately $162,000 resulting primarily from the engagement of outside firms to provide due diligence and audit services in connection with the acquisition of the remaining 50% interest of Mobitec Brazil and the engagement of an outside firm to provide global tax planning consulting services, (6) an increase of approximately $370,000 in outside consulting fees resulting primarily from (a) consultants engaged in 2009 to assist the Company with product customization and (b) increased fees to consultants engaged to assist the Company in generating and maintaining sales in select North American markets, (7) increased operating taxes of approximately $304,000 resulting from estimated tax liabilities accrued in 2009, and (8) increased income tax penalties of $125,000 recorded in 2009 related to uncertain tax positions. These increases were partially offset by (1) a reduction in expenses in connection with a legal settlement in Australia of $184,000 recorded to SG&A expenses in 2008, (2) a reduction of expenses in connection with a reduction of Mobitec Brazil’s foreign tax settlement of $266,000 recorded to SG&A expenses in 2009, and (3) a reduction of $364,000 in expenses incurred in 2008 related to the Company’s participation in the tri-annual APTA Expo in 2008.
     Research and Development. Research and development expenses for 2009 decreased $422,000, or 43.3%, from $974,000 for 2008 to $552,000 for 2009. This category of expense includes internal engineering personnel and outside engineering expense for software and hardware development, sustaining product engineering, and new product development. During 2009, salaries and related costs of certain engineering personnel who were used in the development of software met the capitalization criteria of ASC Topic 985-20, “Costs of Computer Software to be Sold, Leased or Marketed.” The total amount of personnel and other expense capitalized in 2009 was $2.1 million as compared to $1.5 million for 2008. In aggregate, research and development expenditures in 2009 were $2.6 million as compared to aggregate expenditures of $2.5 million in 2008. This increase in research and development expenditures is attributable to the Company’s continued efforts to pursue technological enhancements to existing products and to develop new, technologically advanced products that will meet our customers’ needs. Product development based upon advanced technologies is one of the primary means by which management believes DRI differentiates itself from its competitors.
     Operating Income. The net change in our operating income was an increase of $254,000 from net operating income of $3.9 million in 2008 to net operating income of $4.2 million in 2009. The increase in operating income is due to higher sales and gross profit and lower research and development costs offset by higher selling, general and administrative expenses as previously described.

     Other Income, Foreign Currency Gain (Loss) and Interest Expense. Other income, foreign currency gain (loss), and interest expense decreased $342,000 from ($687,000) in 2008 to ($1.0 million) in 2009 due to an increase in interest expense of $27,000, a decrease in other income (loss) of $289,000, and a decrease in foreign currency gain of $26,000. In 2008, interest expense of $54,000 was recorded to amortize the fair value of a beneficial conversion feature of a debenture that was converted to Common Stock; this resulted in a decrease in interest expense in 2009 as compared to 2008. Interest expense was also lower in 2009 due to lower borrowings on international lines of credit and loans throughout most of 2009 as compared to 2008. These decreases were partially offset by increased interest expense resulting from increased borrowings on our domestic lines of credit and loans.
     Income Tax Expense. Income tax expense was $836,000 in 2009 as compared with an income tax expense of $1.1 million in 2008. The Company’s effective tax rate was 26.6% and 36.3% in 2009 and 2008, respectively. The Company’s 26.6% effective tax rate in 2009 differs from the expected U.S. statutory rate of 34% due primarily to a correcting increase to the prior year net operating loss carryforward, lower rates on income reported in foreign tax jurisdictions, a reduction of tax liabilities for uncertain tax positions, and a decrease in the valuation allowance recorded against deferred tax assets. The Company’s 36.3% effective tax rate in 2008 differed from the expected U.S. statutory rate of 34% due primarily to higher rates on income reported in foreign tax jurisdictions and an increase in the valuation allowance recorded against deferred tax assets, partially offset by a correcting increase to the prior year net operating loss carryforward.
     Net Income (Loss) Applicable to Common Shareholders Net income applicable to common shareholders increased $645,000 from net income of $1.2 million in 2008 to net income of $1.8 million in 2009. This increase is due to the factors previously addressed, as well as a $16,000 increase in preferred stock dividends.

DRI CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2010	By	/s/ Stephen P. Slay
Stephen P. Slay
Vice President, Chief Financial Officer and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).